FORTIVE CORPORATION
6920 Seaway Blvd
Everett, WA 98203

February 27, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Fortive Corporation’s Annual Report on Form 10-K for the period ended December 31, 2023, which was filed with the SEC on February 27, 2024, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 9B. Other Information—Disclosure Pursuant to Section 13(r) of the Exchange Act of 1934” in such Annual Report on Form 10-K.

Respectfully submitted,

FORTIVE CORPORATION
By:         /s/ Daniel B. Kim
Name:         Daniel B. Kim
Title:         Vice President – Associate General Counsel and Secretary